1050 17th Street, Suite 1710 Denver, Colorado 80265-2077 Main (800) 955-9988 Fax (303) 534-5627

May 16, 2018

Via EDGAR

Valerie Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Lauren Hamilton

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

3 World Financial Center

New York, NY 10281

Re: N-14 Registration Statements of SCM Trust (the “Trust”)

Dear Mses. Lithotomos and Hamilton:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission in telephone conversations with each of you regarding the two N-14 registration statements, as filed with the Commission on March 13, 2018 and each as amended on March 26, 2018, relating to the proposed reorganizations of the European Growth & Income Fund (the “Europe Fund”) into the Shelton International Select Equity Fund (the “International Fund”), and of the Shelton Greater China Fund the (“China Fund”) into the International Fund. Where applicable, the Trust will be amending each of the N-14 Registration Statements as indicated below.

Please see a summary of your comments below, followed by responses on behalf of the Trust and the Funds. Marked pages showing cumulative changes to the N-14 Registration Statements as filed on March 13, 2018 accompany this letter.

Europe Fund N-14 (Legal Review)

1.	Comment: Please file a consent of independent auditors as an exhibit in respect of the incorporation by reference of the audited financial statements of the International Fund.

Response: The consent has been filed as requested.

2.	Comment: Please confirm in a letter response that, as discussed, there are expected to be only immaterial pre-reorganization changes to the portfolio of the Europe Fund made in connection with the reorganization.

Response. The Trust and Shelton Management Company confirm that only immaterial pre-reorganization changes are planned to the portfolio of the Europe Fund in connection with the reorganization (as opposed to the ordinary course of managing the portfolio in connection with market movements, changes in an issuer’s prospects, or other usual investment considerations).

3.	Comment: Please provide in a letter response a brief summary of the relationship between SCM Trust and Shelton Funds.

Response: Shelton Funds and SCM Trust are both open-end management investment companies offering multiple series funds, and are organized, respectively, as a Delaware statutory trust and a Massachusetts business trust. Shelton Capital Management, the investment adviser to the trusts and the funds, has grown its mutual fund management business for over 30 years (since 1985) to the present total of 16 mutual funds across a variety of fixed income and equity strategies. Shelton Funds was the original trust associated with that advisory business and contains 11 series funds. SCM Trust transitioned to being advised by and associated with Shelton Capital Management in May 2011, when it comprised a single series fund. Four additional funds were brought into the business in 2016 and 2017, through reorganizations into newly created series of SCM Trust. SCM Trust was used for this purpose largely to spread out the operational and accounting workload between the two trusts, which have different fiscal year ends. Both trusts have boards comprised of the same Trustees, and hold joint regular quarterly board meetings and joint audit committee meetings, as circumstances require.

4.	Comment: In the response to the Q&A item Question: Why did the Board approve the Reorganization, please elaborate on the bullet point disclosures to provide further details about the approval rationale.

Response: Further information consistent with the disclosures provided in the main body of the prospectus/proxy has been included in response to this item.

5.	Comment: Please add disclosures to the Q&A and as appropriate elsewhere to further highlight the differences in the investment strategies (e.g., geographic focus) and corresponding risks between the Funds.

Response: The requested changes have been made.

6.	Comment: In the response to the Q&A item Question: What happens if the Reorganization is not approved, please provide additional disclosure about possible outcomes for the future management and organization of the Europe Fund if the Reorganization is not approved.

Response: The Answer has been amended to state:

If the Reorganization is not approved, the Board will consider other options for the future management and organization of the European Growth and Income Fund. These options may include a continuation of the Fund or the closure and liquidation of the Fund given its size and other factors, such as market conditions. As noted above, the Board considered several factors with respect to future management of the Fund, and determined that the Reorganization is in the best interests of the Fund’s shareholders in comparison to alternative potential courses of action, including a continuation of the Fund.

7.	Comment: With respect the Comparison of Fees and Expenses Table, please disclose that the expense management fee/expense reimbursement with respect to the International Fund will remain in effect until May 1, 2019 if that is the intention that will be reflected in the upcoming May 1, 2018 post-effective amendment to the Trust’s registration statement of Form N-1A.

Response: The footnote to the table has been amended to state that the contractual expense management fee/expense reimbursement will remain in effect until May 1, 2019.

8.	Comment: Please confirm that any recovery or recapture of previously waived management fees will be consistent with the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73, in which the SEC Staff noted that recapture of expenses incurred under previous expense cap arrangements is not allowed solely because of an increase in the current year’s expense cap. Prior expenses can be recaptured only if the current expense ratio is less than the prior expense cap that was in place when such prior year expenses were waived.

Response: The Trust and Shelton Capital Management confirm this understanding.

9.	Comment: Please provide in a letter response a brief summary of the rationale for why the Funds, and not the investment adviser, are paying for expenses related to the Special Meeting and the Reorganization.

Response: Unlike reorganizations of funds in connection with a transaction relating to the direct growth of Shelton Capital Management’s business, in this case the Board of Trustees of each Fund considered that while the investment adviser recommended the Reorganization, it is intended in the first instance to rationalize these pooled investments for the benefit of the shareholders. The assets of a much smaller Funds, which faced questions of continuing viability, will be reorganized into a larger combined International Fund which has a superior performance record, greater economies of scale, and a similar investment approach towards international investments, although across a wider geography.

10.	Comment: Please add disclosure about any significant diminution in shareholder rights as a result of the reorganization.

Response: A risk factor relating to the theoretical cross-series liability of a Massachusetts business trust compared to a Delaware statutory trust has been added following the portfolio holdings policy disclosure, as follows:

Massachusetts Business Trust Shareholder Liability. Under Massachusetts law, a shareholder of the International Select Equity Fund could, under certain circumstances, be held personally liable for the obligations of the SCM Trust. There is a remote possibility that in certain circumstances shareholders of one series could be held personally liable for the obligations of a different series. However, SCM Trust’s Declaration of Trust provides that no shareholder shall be subject to personal liability in connection with the affairs of the Trust, and that the Trust shall indemnify any shareholder held liable on account of being or having been a shareholder.

11.	Comment: Please add a third column to the Comparison of Fees and Expenses table which includes the expected fees and expenses of the combined Fund on a pro forma basis.

Response: The table has been updated as requested to add a third column.

12.	Comment: Please add a column to the Capitalization Table for the International Fund prior to the Reorganization.

Response: The requested changes have been made.

13.	Comment: Please re-format the comparison of principal investment strategies to a side-by-side presentation.

Response: The requested changes have been made.

14.	Comment: Please confirm whether the International Fund primarily invests under normal market conditions at least 80% (or 40%) of its net assets, plus any borrowings for investment purposes, in securities of non-U.S. companies.

Response: The disclosures have been updated and corrected to reflect that the Fund primarily invests under normal market conditions at least 80% of its net assets, plus any borrowings for investment purposes, in securities of non-U.S. companies.

15.	Comment: In the Comparison of Performance Tables, please adjust the headings to clearly indicate which table applies to which Fund.

Response: The requested changes have been made.

16.	Comment: Please adjust the disclosures in the Comparison of Principal Risks discussion to highlight any material differences in risk profiles notwithstanding the Funds’ similar investment approaches.

Response: The requested changes have been made.

17.	Comment: Please include disclosures about possible loss of capital loss carry forward benefits in respect of the portfolio investments of the Europe Fund.

Response: The following disclosure has been added in a new section after the Board considerations disclosure section.

Certain Tax Effects of Reorganization on European Growth and Income Fund’s Portfolio Investments.

If the European Growth and Income Fund has capital losses that it has carried forward from previous fiscal years at the date of Reorganization, the losses will be carried forward to the International Select Equity Fund to offset future capital gains recognized by the International Select Equity Fund. However, assuming that the Reorganization will result in an “ownership change” as defined in Section 382 of the Code [i.e., the Internal Revenue Code of 1986, as amended], the use of these losses will be limited by an “annual loss limitation amount” as prescribed under Code Section 382. The annual loss limitation amount will be equal to the fair market value of the equity of the European Growth and Income Fund immediately before the Reorganization, subject to certain adjustments, multiplied by a certain interest rate published by the IRS (2.3% for ownership changes occurring in April 2018), and will be increased, during the first five years following the Reorganization, by recognized gains that were inherent in the assets of the European Growth and Income Fund, if those inherent gains exceed a certain de minimis amount. In addition, for the first five years following the Reorganization, under Code Section 384, the carryover losses may not be available to offset recognized gains that were inherent in the assets of the International Select Equity Fund at the time of the Reorganization, if those inherent gains exceed a certain de minimis amount.

China Fund N-14 (Legal Review)

18.	Comment: With respect to any of the foregoing Comments applicable to the China Fund N-14, please provide consistent corresponding responses.

Response: The Trust and Shelton Capital Management hereby make the corresponding consistent responses, and corresponding changes have been made to the China Fund N-14.

19.	Comment: In the letter to shareholders, please define the term Greater China rather than referencing the Fund’s prospectus.

Response: The requested change has been made.

Europe Fund N-14 (Accounting Review)

20.	Comment: Please file a consent of independent auditors as an exhibit in respect of the incorporation by reference of the audited financial statements of the International Fund.

Response: The consent has been filed as requested.

21.	Comment: In the response to the Q&A item Question: What happens if the Reorganization is not approved, please provide additional disclosure about possible outcomes for the future management and organization of the Europe Fund if the Reorganization is not approved.

Response: Please see Response No. 6 above.

22.	Comment: With respect to any expected material realignment of the portfolio of the Europe Fund after consummation of the Reorganization, discuss in both the Registration Statement and the notes to the pro forma financial statements: a) the reasons for such realignment; b) associated costs; c) percentage of the Europe Fund portfolio that would be affected; d) an estimate of associated realized gains; and e) disclose that total reorganization costs do not reflect brokerage commissions associated with any anticipated realignment. If no such realignment is anticipated to take place, add disclosure to that effect.

Response: The Q&A regarding investment objectives and policies is now followed by an additional Q&A regarding changes in investments so that the two together read as follows:

Question: Are there any significant differences between the investment objectives and policies of the European Growth and Income Fund and the International Select Equity Fund?

Answer: The investment objectives of the European Growth and Income Fund and the International Select Equity Fund are similar. Both seek to provide long-term capital appreciation, although the European Growth and Income Fund also seeks to provide income and is limited to investing in large European companies, whereas the International Select Equity Fund may invest in companies of any size anywhere outside the United States. The principal investment strategies of the European Growth and Income Fund and the International Select Equity Fund are also very similar, and both Funds are managed by the same portfolio management team.

Question: What changes are anticipated in the current investments held by the European Growth and Income Fund after the Reorganization?

Answer: Given the similarity of the investment objectives and the continuity of the portfolio management team and its approach to investing, there are no material changes expected in these investments due to the reorganization, given that European securities are an expected sub-component of the International Select Equity Fund’s investible universe. Changes in portfolio holdings may occur in the ordinary course of investment decision-making as the newly combined Fund invests and seeks to fulfill its investment objective in the context of market movements, an individual company’s performance, and all the other factors described in this prospectus/proxy statement.

23.	Comment: In the answer to the Question: Who is paying for expenses related to the Special Meeting and the Reorganization, insert the estimated cost and adjust the capitalization table as necessary to reflect such costs and explain the allocation methodology.

Response: The estimated cost of $45,000 has been added, and the capitalization table has been updated. As already disclosed in the Answer, the cost has been allocated between the European Fund and the International Fund based on their relative net assets.

24.	Comment: Please correct the accession number for the Annual Report of the International Fund where it is incorporated by reference into the Registration Statement.

Response: The accession number reference has been corrected.

25.	Comment: Please add a third column to the Comparison of Fees and Expenses table which includes the expected fees and expenses of the combined Fund on a pro forma basis, and make corresponding changes to the introductory language to the table.

Response: The requested changes have been made.

26.	Comment: Please explain how the total expenses after reimbursement of the International Fund Investor Class shares can be 1.24% (instead of 1.49%) given the footnote disclosure that 12b-1 fees are excluded from Shelton Capital Management’s waiver of management fees.

Response: The 1.24% after Total Fund Operating Expenses After Expense Reimbursement figure is correct, and the fee table is consistent with the current prospectus. Total Annual Fund Operating Expenses (including 12b-1 Fees) are 1.30% and Shelton Capital Management is waiving 0.06% of its management fee to offset such Other Expenses (not 12b-1 Fees) as necessary to meet its obligation to limit the Fund’s total expenses for these shares to 1.24%.

27.	Comment: Please add expense limitation/fee waiver language for the Europe Fund as a footnote to the Comparison of Fees and Expenses table, with clear language about which note applies to each Fund.

Response: The applicable expense limitation/fee waiver language for the Europe Fund has been added as footnote 1 to the table. The expense limitation fee waiver language for the International Fund has been moved to new footnote 2.

28.	Comment: Please confirm that any recovery or recapture of previously waived management fees will be consistent with the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73, in which the SEC Staff noted that recapture of expenses incurred under previous expense cap arrangements is not allowed solely because of an increase in the current year’s expense cap. Prior expenses can be recaptured only if the current expense ratio (including after taking into account any current expense cap) is less than the prior expense cap that was in place when such prior year expenses were waived.

Response: The Trust and Shelton Capital Management confirm this understanding.

29.	Comment: Please confirm that expenses of the Europe Fund subject to recapture will not be carried over to the post-merger International Fund

Response: The Trust and Shelton Capital Management confirm this understanding.

30.	Comment: Please explain in correspondence why Total Fund Operating Expenses for the combined Fund are higher than for the International Fund.

Response: After updating the expense information for the International Fund through the period ended December 31, 2017, its Total Annual Fund Operating Expenses before any reimbursements are now higher for both share classes of the International Fund than they are on a pro forma basis for the same shares classes of the combined Fund Specifically, for the International Fund those expenses are now 1.59% and 1.34% for the Investor and Institutional class shares, respectively, and 1.54% and 1.29%, respectively, for the same share classes of the combined Fund. We note that Total Fund Operating Expenses for the combined Fund experienced by shareholders will in any case be the same as those of the International Fund after expense reimbursement. Please see separate response for the China Fund N-14 below.

31.	Comment: Please add 5 and 10-years columns, with completed dollar amounts in all cases, to the expense Example table following the Comparison of Fees and Expenses table, including pro forma examples for the combined Fund.

Response: The table has been updated as requested.

32.	Comment: Please ensure that all references to the accounting survivor in the pro forma financials consistently reference the International Fund.

Response: The disclosures have been updated and corrected as requested.

33.	Comment: Please update the introduction to the Capitalization Table to reflect December 31, 2017 instead of August 31, 2017.

Response: The requested changes have been made.

34.	Comment: In the Capitalization Table, make adjustments to net assets with descriptions in the footnotes for the combined entity (consistent with the Balance Sheet). Also, please update the disclosures for the pro rata allocation of estimated costs of the Reorganization.

Response: The requested changes have been made.

35.	Comment: In the revised Capitalization Table, please delete duplicative information regarding the Europe Fund Direct Shares.

Response: The requested changes have been made.

36.	Comment: Please check that the total shares outstanding for the Europe Fund are correct.

Response: The total shares outstanding have been updated to the correct number.

37.	Comment: Please include disclosures about possible loss of capital loss carry forward benefits in respect of the portfolio investments of the Europe Fund, and repeat this discussion in the pro forma financial footnotes.

Response: Please see Response No. 17 above.

38.	Comment: Please add pro forma financial footnotes addressing: valuation, tax, estimates explaining basis for allocation of merger costs, pro forma effects of the proposed transaction on significant accounting policies, net assets, management fees, other expenses and any other significant adjustments.

Response: The requested changes have been made.

39.	Comment: Please adjust the Europe Funds pro forma financial data, including its statement of operations, to reflect information through December 31, 2017. Annualized data is not supportable under Regulation S-X Rule 11-02.

Response: The requested changes have been made.

40.	Comment: Please adjust the Net Assets shown in the pro forma Combined Portfolio of Investments to reflect the estimated costs of the Reorganization.

Response: The requested change has been made.

41.	Comment: In the pro forma Combined Statements of Assets and Liabilities, please add footnotes to detail all adjustments.

Response: The requested change has been made.

42.	Comment: Please include disclosure in the pro forma financial footnotes as to whether all investments of the Europe Fund as of December 31, 2017 would have complied with the investment guidelines and compliance restrictions of the International Fund, and if not note which investments would need to be sold along with the disclosures noted in Comment 2.

Response: Footnote disclosure has been added stating that “All portfolio investments of the European Growth and Income fund as of December 31, 2017 would have complied with the investment guidelines and compliance restrictions of the International Select Equity Fund.”

43.	Comment: Please add footnote disclosure to the pro forma Combined Statements of Operations regarding any contractual changes in connection with the Reorganization, or confirm in correspondence that there are no so such changes.

Response: There are no contractual changes in connection with the Reorganization.

44.	Comment: Please correct Note 2 – Significant Accounting Policies, to reflect that the actual operating expenses are expected to be higher not lower for the Acquiring Fund. Also correct the reference to the China Fund to the Europe Fund.

Response: Please see above explaining that actual operating expenses are now in fact expected to be lower for the Acquiring Fund. The other disclosure has been corrected.

45.	Comment: Please correct Note 3 – Investment Management Fee and Other Expenses, to reflect the pro rata allocation of estimated costs of the Reorganization.

Response: The disclosures have been corrected.

China Fund N-14 (Accounting Review)

46.	Comment: With respect to any of the foregoing Comments applicable to the China Fund N-14, please provide consistent corresponding responses.

Response: The Trust and Shelton Capital Management hereby make the corresponding consistent responses, and corresponding changes have been made to the China Fund N-14.

Note that with respect to Comment 11 above, in the case of the China Fund N-14, after updating the expense information for both Funds through the period ended December 31, 2017, Total Annual Fund Operating Expenses before any reimbursements for combined Fund Institutional class shares remain two basis points higher than they are on a pro forma basis for Institutional class shares of combined Fund (1.37% vs. 1.35%). This result reflects the impact of the pro forma allocation of estimated reorganization expenses on the combined Fund. We note that Total Fund Operating Expenses for the combined Fund experienced by shareholders will in any case be the same as those of the International Fund after expense reimbursement.

47.	Comment: Confirm that the fees presented in respect of the China Fund in the N-14 are correct.

Response: The disclosed fees in respect of the China Fund are correct.

48.	Comment: Adjust the disclosure in the introductory paragraph to the pro forma financials to state that the International Fund will be the accounting survivor for financial statement purposes.

Response: The disclosure has been corrected.

49.	Comment: Please add a section to the capitalization table to reflect information about the Investor class shares of the International Fund.

Response: The disclosure has been updated as requested.

50.	Comment: Please revise the pro forma financials as necessary so that Net Assets in the Combined Portfolio of Investments matches the figure in the Balance Sheet.

Response: The disclosure has been corrected.

Should you have any questions concerning the above, please call the undersigned at (303) 228-8983.

Sincerely,

/s/ Gregory T. Pusch

General Counsel (Shelton Capital Management)

& CCO (Trust and Shelton Capital Management)

Cc: Peter H. Schwartz, Esq.

Davis Graham & Stubbs LLP